UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of DECEMBER, 2008.

Commission File Number: 001-32558

IMA EXPLORATION INC.

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 (Translation of registrant's name into English)

#709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada

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(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, thereunto duly authorized.

                                                        IMA EXPLORATION INC.

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Date: December 15, 2008                    /s/ Joseph Grosso

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                                                        Joseph Grosso,

                                                        President & CEO

Suite 709 - 837 West Hastings Street

Terminal City Club Tower, Vancouver, B.C. V6C 3N6

American Stock Exchange:                                IMR

Tel: 604-687-1828 • fax: 604-687-1858 • toll free: 800-901-0058

TSX Venture Exchange:                                 IMR

www.imaexploration.com • e-mail:  info@imaexploration.com

Frankfurt Stock Exchange:      IMT (WKN 884971)

NEWS RELEASE – December 15, 2008

Results of the Annual General Meeting of Shareholders

IMA Exploration Inc. (“IMA”) is pleased to announce the results of the Annual General Meeting of shareholders held in Vancouver, British Columbia on December 9, 2008. The shareholders approved all motions put forth at the meeting including the ratification of IMA’s Stock Option Plan.

The incumbent directors re-elected for the coming year are:

Joseph Grosso

David Horton

Stuart “Tookie” Angus

Jerry Minni

Leonard Harris

David Terry

IMA also elected a new director; Michael Atkinson, who brings more than 15 years of experience in the investment industry to the Board. Most recently, he was the Vice President of Quest Capital Corp. Mr. Atkinson will be an asset to the team related to IMA’s project and investment acquisition needs.

The directors held a meeting immediately following the Annual General Meeting and appointed the following officers for IMA:

Joseph Grosso

-

President and CEO

David Terry

-

Vice President, Exploration

Linda McClusky

-

Secretary

Michael Clark

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Acting CFO

The Board of Directors would like to thank the shareholders for their continued support.

“Mr. Atkinson is a welcome addition to the already experienced Board” stated Joseph Grosso, president and chief executive officer of IMA. “He will be able to use his experience and knowledge in the active pursuit of undervalued opportunities. With the difficulty in the credit markets and the overall economy, IMA is now seeing amazing opportunities and it’s because our cash is uninhibited.”

IMA is a Vancouver based exploration company with over $22M in its treasury as well as a growing basket of investments. The acquisition of the Island Copper Project is Phase I of IMA's business strategy and aligns with the Company's objective to acquire projects that contain established resources, near-term cash flow and offer significant opportunities for expansion through continued exploration.  A PowerPoint presentation on the project is available on the Company's web site (www.imaexploration.com).

All prospective and current shareholders of IMA Exploration are invited to join the company’s official investment forum exclusively at PinnacleDigest.com:  http://www.pinnacledigest.com/company/imr:ca.  The forum allows for investor controlled discussion with progressive feedback from other shareholders and investors. Third party reports on the company are also available at www.PinnacleDigest.com.

ON BEHALF OF THE BOARD

“Joseph Grosso”

Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Keir Reynolds, Manager, Corporate Communications, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company’s web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

2008 Number 12